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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


Commission File Number      0-28043


PATHWAY CORP.

(Exact name of registrant as specified in its charter)


1220 North Market Street, suite 606, Wilmington, Delaware   19801;
Tel: 718-997- 7838

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)


Common Stock, .00001 par value per share

(Title of each class of securities covered by this Form)


None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)




Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:



Rule 12g-4(a)(1)(i)  (X)


Rule 12h-3(b)(1)(i)




Rule 12g-4(a)(1)(ii)


Rule 12h-3(b)(1)(ii)




Rule 12g-4(a)(2)(i)



Rule 12h-3(b)(2)(i)




Rule 12g-4(a)(2)(ii)



Rule 12h-3(b)(2)(ii)








Rule 15d-6





Approximate number of holders of record as of the certification
 or notice date:         22   .


Pursuant to the requirements of the Securities Exchange Act of 1934, Pathway Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.




Date:  May 24, 2005
          --------------

By:  /s/ Carol Kaplan
       --------------------
        Carol Kaplan, President